Exhibit 99.1

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the Extraordinary General Meeting of Shareholders, or the Meeting, to be held on May 16, 2016 at 11:00 a.m. (Israel time) at our offices at 14 Hatidhar Street, Ra’anana, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.
To approve a private placement by our company of newly issued ordinary shares to: (1) the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., (2) Mr. Haim Mer, our Chairman of the Board, (3) Mr. Roger Challen, a member of our Board of Directors, and (4) Lior Salansky, our CEO;

2.
To authorize our Board of Directors to effect a reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-four and to approve related amendments to the Company’s Memorandum and Articles of Association; and

3.	To approve the bonus plan and an option grant for Mr. Salansky.

Shareholders of record at the close of business on April 6, 2016 are entitled to notice of and to vote at the Meeting.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about April 11, 2016.

The approval of resolutions 1 and 3 requires the affirmative vote of holders of at least a majority of our company’s ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage and is also required to comply with additional special “disinterested” voting requirements as set forth in the proxy statement. The approval of resolution 2 requires the affirmative vote of holders of at least 75% of our company’s ordinary shares voted in person or by proxy at the Meeting.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary Meeting of Shareholders. If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our Board of Directors.

Should changes be made to any proposal after the publication of the proxy statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the Securities and Exchange Commission on Form 6-K.

You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the extraordinary general meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.  Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our offices at the above address no later than May 6, 2016.

Joint holders of ordinary shares should note that, pursuant to Article 56 of our company’s Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely, /s/ Haim Mer Haim Mer Chairman of the Board of Directors

April 1, 2016

ii

MER TELEMANAGEMENT SOLUTIONS LTD.
14 Hatidhar Street
Ra’anana 4366516, Israel
_____________________

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Mer Telemanagement Solutions Ltd., or the Company, to be voted at the Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held at 11:00 a.m. (Israel time) on May 16, 2016, at our offices at 14 Hatidhar Street, Ra’anana, Israel.

Purpose of the Extraordinary General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following matters:

1.
To approve a private placement by the Company of newly issued ordinary shares to: (1) the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., (2) Mr. Haim Mer, our Chairman of the Board, (3) Mr. Roger Challen, a member of our Board of Directors, and (4) Lior Salansky, our CEO;

2.
To authorize our Board of Directors to effect a reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-four and to approve related amendments to the Company’s Memorandum and Articles of Association; and

3.	To approve the bonus plan and an option grant for Mr. Salansky.

We are not aware of any other matters that will come before the Meeting.  If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the recommendation of our Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value NIS 0.01 per share, as of the close of business on April 6, 2016, are entitled to notice of, and to vote in person or by proxy, at the Meeting.  As of March 28, 2016, there were 8,043,380 outstanding ordinary shares.

•
Voting in Person.  If your shares are registered directly in your name with our transfer agent (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting.  If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•
Voting by Mail.  You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by timely granting a new proxy bearing a later date, or by attending the Meeting and voting in person.  Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting.  The presence of two shareholders, holding at least one third (1/3) of our issued share capital voting rights, represented in person or by proxy at the Meeting, will constitute a quorum.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  If a quorum is not present at the reconvened meeting within half an hour from the time appointed for holding the meeting, any two members present in person or by proxy shall be a quorum.

Abstentions and broker non-votes will be counted towards the quorum.  Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.  A broker non-vote will also be used for the purpose of establishing a quorum, but will not otherwise be counted in the voting process. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Meeting. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Majority Vote Standard

The approval of the proposals under Items 1 and 3 to be presented at the Meeting requires the affirmative vote of holders of a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage and is also required to comply with additional special “disinterested” voting requirements as set forth under ”Required Vote” in these Items. The approval of the proposal under Item 2 requires the affirmative vote of holders of at least 75% of the ordinary shares voted in person or by proxy at the Meeting.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal.  Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

Cost of Soliciting Votes for the Extraordinary Meeting

We will bear the cost of soliciting proxies from our shareholders.  Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy materials to the beneficial owners of our ordinary shares.

Adjournment and Postponement

Although we do not expect this to occur, our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting.

Our shareholders may communicate with the members of our Board of Directors by writing directly to the Board of Directors or specified individual directors to:

Corporate Secretary
Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
Ra΄anana 4366516, Israel

Our Corporate Secretary will deliver any shareholder communications to the specified individual director, if so addressed, or to one of our directors who can address the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of March 28, 2016 regarding the beneficial ownership of our ordinary shares by each of our directors and all of our executive officers and directors as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Haim Mer and Dora Mer	1,303,426	(3)	16.2%
Roger Challen	992,708	(4)	12.3%
Tzvika Friedman	539,940	(5)	6.7%
Adi Orzel	170,124		2.1%
Steven J. Glusband	3,000		*
Yaacov Goldman	--		--
Eytan Barak	--		--
Varda Trivaks	--		--
All directors and executive officers as a group (13 persons)	3, 925,998	(6)	46.8%
__________
* Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,043,380 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 28, 2016.

(3)
Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 425,382 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(4)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen.  Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(5)	Based upon a Schedule 13D filed with the SEC on April 15, 2015.

(6)
Includes 352,598 ordinary shares subject to warrants and options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan and that are all currently exercisable or exercisable within 60 days of the date of this table.

I.  APPROVAL OF A PRIVATE PLACEMENT
(Item 1 on the Proxy Card)

At the Meeting, we will propose the approval of a private placement of our ordinary shares to: (1) the former shareholders of Vexigo Ltd. and FPSV Holdings Ltd., (2) Mr. Haim Mer, our Chairman of the Board, (3) Mr. Roger Challen, a member of our Board of Directors, and (4) Lior Salansky, our CEO, for an aggregate consideration of approximately $700,000, or, the Private Placement. As more fully detailed below, the Private Placement was approved by our Audit Committee and Board of Directors in conjunction with the approval of a payment rescheduling in connection with the 2015 acquisition of Vexigo Ltd., or Vexigo.

Background

On April 1, 2015, we consummated the acquisition of Vexigo, or the Vexigo Transaction, by acquiring 100% of the outstanding shares of FPSV Holdings Ltd., or FPSV, an Israeli company, which held approximately 62% of Vexigo’s outstanding shares and the remaining 38% from the other shareholders of Vexigo. For purposes of this Proxy Statement we will refer to the sellers in the Vexigo Transaction as the Former Vexigo Shareholders.

The consideration for the acquisition of Vexigo consisted of: (i) $4 million scheduled to be paid in three installments ($3 million at closing and two payments of $500,000 each on the third month and six month anniversary of the closing), (ii) 3,115,090 ordinary shares, constituting approximately 40% of the outstanding share capital of our company post-closing, and (iii) future earn-out payments based on the EBITDA of Vexigo as detailed in the Vexigo share purchase agreement. In addition, the cash consideration was due to be adjusted, upwards or downwards, based on the FPSV and Vexigo net working capital as of the closing.

Following the consummation of the Vexigo Transaction, the original payment schedule was revised and extended several times and in February 2016 our Audit Committee and Board of Directors approved a payment rescheduling, or the Vexigo Rescheduling Plan, in connection with the outstanding amounts due to the Former Vexigo Shareholders (an aggregate of approximately $2.6 million) over a period of 18 months. Details concerning the terms of the Vexigo Rescheduling Plan were provided in a Form 6-K furnished to the SEC on February 18, 2016.

As part of our efforts to improve our financial position, we included an option in the Vexigo Rescheduling Plan for the Former Vexigo Shareholders to participate in a private placement of our ordinary shares, or the Private Placement. The Vexigo Rescheduling Plan provides that in the event the Private Placement is consummated, we will accelerate the payment of $500,000 to the Former Vexigo Shareholders on account of the pre-closing obligation of Vexigo and FPSV to pay a previously declared dividend to them. The Former Vexigo Shareholders participating in the Private Placement have agreed to immediately invest the net amount (after tax deductions in accordance with all applicable law) of that payment in the Private Placement. The aggregate investment amount of the Former Vexigo Shareholders is estimated to be approximately $400,000 in the event that all of the Former Vexigo Shareholders participate in the Private Placement.

Following our discussions with the Former Vexigo Shareholders concerning the Vexigo Rescheduling Plan and the terms of the Private Placement, they requested that other members of management also participate in the Private Placement as a vote of confidence in our company. Therefore, the Vexigo Rescheduling Plan contemplates the participation of other interested parties in the Private Placement. Mr. Haim Mer, our Chairmen of the Board, Mr. Roger Challen, a member of our Board of Directors, and Mr. Lior Salansky, our CEO, informed us that they are willing to participate in the Private Placement, under the same terms negotiated by us and the Former Vexigo Shareholders.

Terms of the Private Placement

General

Prior to the publication of this Proxy Statement, each of the proposed participants in the Private Placement executed a purchase agreement, in the form attached hereto as Exhibit A. The Private Placement contemplates an aggregate investment of approximately $700,000 consisting of (i) an investment of $100,000 by each of Messrs. Mer, Challen and Salansky and (ii) an investment by each of the Former Vexigo Shareholders of the net amount received (expected to be approximately $400,000, depending on the applicable tax rates) in connection with our payment of $500,000 to them.

Price Per Share

The price per share, or the Price Per Share, to be paid by the investors in the Private Placement will be equal to the higher of: (i) US $1.00, (ii) the closing price of our ordinary shares on the NASDAQ Capital Market on the trading day prior to the date of the closing, and (iii) the average closing price of our ordinary shares on the NASDAQ Capital Market during the 30 trading days prior to the date of the closing.

In the event the Price Per Share will: (i) be in excess of $1.40 or (ii) represent a premium of more than 25% over the closing price of an ordinary share on the Nasdaq Capital Market on the trading day prior to the date of the closing, each participant in the Private Placement may choose not to participate in the Private Placement.

Conditions to Closing

The consummation of the Private Placement is subject to various customary closing conditions, including the approval of our shareholders with a disinterested majority as set forth below under “Required Vote.” In addition, the Private Placement will not be consummated in the event the aggregate amount invested is less than $500,000.

Registration Rights

We have not undertaken any obligation to register the shares issued in the Private Placement for resale under the Securities Act of 1933, as amended.

Closing Date

The closing of the Private Placement is scheduled for May 18, 2016 (two days following the date of the Meeting), or at such other date, time and place as we and the investors participating in the Private Placement may mutually agree.

Effect of the Private Placement on Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of (i) March 28, 2016 and (ii) May 18, 2016, assuming the Private Placement is consummated with an aggregate investment of $700,000 at the minimum price per share of $1.00, concerning (i) all shareholders known to us to own beneficially more than 5% of our ordinary shares, (ii) each of the expected participants in the Private Placement; and (iii) all directors and executive officers as a group.

	Prior to Closing		Following the Closing
Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)	Number of Ordinary Shares Beneficially Owned (1)(3)	Percentage of Outstanding Ordinary Shares (4)
Haim Mer and Dora Mer(5)	1,303,426	16.2%	1,403,426	16.1%
Roger Challen(6)	992,708	12.3%	1,092,708	12.5%
Lior Salansky(7)	301,600	3.7%	401,600	4.5%
Tzvika Friedman(8)	539,940	6.7%	609,272	7.0%
Adi Orzel	170,124	2.1%	188,034	2.2%
David Sussan(9)	539,940	6.7%	609,272	7.0%
Kobi Ram(10)	451,055	5.6%	507,048	5.8%
Amit Reshef(11)	448,555	5.6%	504,548	5.8%
All directors and executive officers as a group (13 persons)(12)	3,925,998	46.8%	4,369,233	48.0%
___________

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 8,043,380 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 28, 2016.

(3)	Assuming the beneficial ownership by the relevant persons of ordinary shares held in escrow pursuant to the terms of the share purchase agreement executed in connection with the Vexigo Transaction.

(4)
The percentages shown are based on 8,743,380 ordinary shares to be outstanding immediately following consummation of the Private Placement, consisting of 8,043,380 ordinary shares (excluding 5,400 ordinary shares held as treasury stock) issued and outstanding as of March 28, 2016, plus 700,000 shares to be issued in connection with the Private Placement assuming the Private Placement is consummated with an investment of $700,000 and the minimum price per share of $1.00.

(5)
Based upon a Schedule 13D/A filed with the SEC on June 15, 2015 and other information available to us.  Mr. Haim Mer and his wife, Mrs. Dora Mer, are the record holders of 376,882 ordinary shares and the beneficial owners of 872,226 ordinary shares through their controlling interest in Mer Ofekim Ltd., 5,770 ordinary shares through their controlling interest in Mer Services Ltd. and 48 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

(6)
Based upon a Schedule 13D filed with the SEC on September 6, 2012 and other information available to us. The ordinary shares are held of record by the Info Group, Inc., a Massachusetts corporation controlled by Mr. Roger Challen. Accordingly, Mr. Roger Challen may be deemed to have the sole voting and dispositive power as to the ordinary shares held of record by The Info Group, Inc.

(7)	Includes 173,453 ordinary shares underlying warrants and options that are currently exercisable or exercisable within 60 days of the date of this table.

(8)	Based upon a Schedule 13D filed with the SEC on April 15, 2015 and other information available to us.

(9)	Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us.

(10)
Based upon a Schedule 13G filed with the SEC on April 23, 2015 and other information available to us. Includes 15,000 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan that are currently exercisable or exercisable within 60 days of the date of this table.

(11)
Based upon a Schedule 13G filed with the SEC on April 30, 2015 and other information available to us. Includes 12,500 ordinary shares subject to options granted under our 2003 Israeli Share Option Plan that are currently exercisable or exercisable within 60 days of the date of this table.

(12)
Includes 352,598 ordinary shares underlying warrants and options granted under our 2003 Israeli Share Option Plan and 2006 Option Plan and that are all currently exercisable or exercisable within 60 days of the date of this table.

Audit Committee and Board of Directors Considerations and Recommendation

As noted above, five of the expected participants in the private placement are “office holders” as defined in the Israeli Companies Law, 1999, or, the Companies Law (four are members of our Board of Directors and one is our CEO). In addition, the expected participants in the Private Placement hold, in the aggregate, approximately 68.5% of our outstanding ordinary shares. Therefore, we view the participants in the Private Placement, for the purposes of the approval of the Private Placement, as controlling shareholders under the Companies Law. The Companies Law requires that a private placement to a controlling shareholder be approved by a company’s audit committee, board of directors and shareholders, with the special majority requirement as provided below under “Required Vote.”

Our Audit Committee met to discuss the Private Placement on February 14, 2016 and February 18, 2016, and our Board of Directors met to discuss the Private Placement on February 18, 2016. The expected participants in the Private Placement who are members of our Board of Directors did not participate in the discussions and the vote held by our Board of Directors. At these meetings, our Audit Committee and Board of Directors reviewed the circumstances and background of the Private Placement, discussed the details of the Private Placement and considered our financial position and the alternative fund raising measures available to us. In addition, the members of the Audit Committee or a representative discussed the terms of the Private Placement with the representative of the Former Vexigo Shareholders on several occasions prior to the February 18, 2016 Audit Committee meeting.

Both our Audit Committee and Board of Directors unanimously approved, and recommended that our shareholders approve, the Private Placement and determined that the Private Placement is in the best interest of our company.

On February 14, 2016, our Audit Committee decided that under the circumstances and given the legal and other restrictions and difficulties in attempting to locate third party investors in our company, a ‘competitive procedure’ would not be appropriate but rather ‘other procedures’ were relevant in order to examine the terms of the Private Placement. Therefore, our Audit Committee reviewed the other equity raising measures available to our company and the potential price per share that might be obtained by each such measures (net of related expenses) and potential undertakings and risks associated with each such measures. In addition, as noted above, discussions were held between our Audit Committee or its representative concerning several of the terms of the Private Placement prior to the Audit Committee’s February 18, 2016 meeting.

In reaching their determinations, our Audit Committee and Board of Directors considered several factors and potential benefits and negative factors of the Private Placement, including the following:

•
Given our financial situation and existing debt structure, an infusion of funds will augment our working capital and equity and will assist in reducing the outstanding debt to the Former Vexigo Shareholders;

•	The Price Per Share, as more fully set forth above, will likely be higher than or equal to the market value of our ordinary shares, without any discount;

•
The Price Per Share and other terms of the Private Placement were negotiated initially with the Former Vexigo Shareholders and the participation of the other insiders was based on the request of the Former Vexigo Shareholders and based on the terms negotiated with them;

•
The aggregate amount invested in connection with the Private Placement is relatively low and, combined with the protection of the minimum Price Per Share, is not expected to significantly dilute the holdings of our other shareholders;

•
The alternative equity raising alternatives, such as a rights offering, a public offering or a PIPE with outside investors with the assistance of an investment bank would involve substantial expenses, including legal, accounting and due diligence expenses and various commissions, which would result in an effective price per share that is lower than the Price Per Share. In addition, some of these alternatives would involve ongoing undertakings of our company such as registration rights and indemnification for breach of representations and warranties; and

•
The participation of our CEO, four members of our Board of Directors and other shareholders who already have a financial interest and stake in our company is a vote of confidence in our company and in its prospects and is a positive signal to our other shareholders and the capital market.

The aforementioned description is not intended to be exhaustive but rather only a summary of the material factors considered by our Audit Committee and Board of Directors in their discussions concerning the Private Placement. After considering these factors, our Audit Committee and Board of Directors concluded that the positive factors relating to the Private Placement outweigh the potential negative factors. Our Audit Committee and Board of Directors unanimously approved and recommended the Private Placement based upon the totality of the information presented to and considered by them and believe it is for the benefit of our company.

 Required Vote

Section 268 of the Companies Law, which defines a “controlling shareholder,” provides, among other things, that two or more persons who hold voting rights in a company and each of whom has a personal interest in the approval of the same transaction presented for approval by the said company shall be deemed as holding their shares together. In addition, Section 268 provides that a person who holds 25% or more of the voting rights at a company’s general meeting (if there is no other person who holds more than 50% of these voting rights) is deemed a “controlling shareholder.” As noted above, due to the aggregate holdings of the expected participants in the Private Placement of our ordinary shares and the position of some of the expected participants as “office holders,” we view the participants, for the specific purpose of approval of the Private Placement, as “controlling shareholders” under the Companies Law.

Pursuant to Sections 270(4) and 275 of the Companies Law, a private placement of a company’s shares in which a controlling shareholder has a “personal interest,” requires the approval, in the following order, of: our Audit Committee, our Board of Directors and the affirmative vote of a majority of our ordinary shares voted in person or by proxy at the Meeting, which is also required to satisfy at least one of the following conditions: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who do not have a personal interest in the approval of the transaction or (ii) the total number of shares voted against the transaction does not exceed 2% of our outstanding voting rights.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the proposal. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (x) any relative of the shareholder; (y) a company with respect to which the shareholder (or any such relative) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) a person acting as a proxy for the shareholder (even if the shareholder himself does not have a personal interest), and (ii) excludes an interest arising solely from the ownership of shares.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Private Placement as set forth in the Proxy Statement is approved and that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

II. AUTHORIZATION OF OUR BOARD OF DIRECTORS TO EFFECT A REVERSE SPLIT
AND APPROVAL OF RELATED AMENDMENTS TO OUR INCORPORATION DOCUMENTS
(Item 2 on the Proxy Card)

Background

Our ordinary shares are listed on the Nasdaq Capital Market. In order for our ordinary shares to continue to be quoted on the Nasdaq Capital Market, we must satisfy various continued listing standards and requirements established by Nasdaq. One of the continued listing requirements, included in Nasdaq Listing Rule 5550(a)(2), requires that listed shares maintain minimum bid price of at least $1.00 per share. In December 2015, we received notice from the Listing Qualifications Department of Nasdaq advising us that we were not in compliance with this Rule and we were given 180 days, or until June 20, 2016, to regain compliance with the $1.00 minimum bid price requirement. If at any time during this 180 days’ period, the closing bid price of our ordinary shares is at least $1.00 for a minimum of ten consecutive business days, we will regain compliance and the matter will be closed.

General

Purpose of the Reverse Share Split

The purpose of the reverse share split is to increase the market price per share of our ordinary shares. An increase in the market price per share of our ordinary shares will assist us in regaining compliance with Nasdaq’s $1.00 minimum bid price requirement. In addition, an increased market price may make our ordinary shares more attractive to certain institutional and other investors who only invest in shares that are priced above certain thresholds. We expect that combining the issued and outstanding ordinary shares into a smaller number will result in them trading at a higher per share trade price for our ordinary shares compared to their recent trading prices, though there is no assurance that our ordinary shares will continue to trade at a higher per share price.  Our Board of Directors intends to effect a reverse share split if it believes that a decrease in the number of ordinary shares outstanding is likely to improve the market price of our ordinary shares and is necessary to continue our listing on the Nasdaq Capital Market or could otherwise be beneficial to us and our shareholders. If the reverse share split is authorized by our shareholders, our Board of Directors will have the discretion to implement the reverse share split or effect no reverse share split at all.

There can be no assurance that the market price of our ordinary shares in the future will sustain a level sufficient to maintain compliance with Nasdaq’s minimum bid price requirement nor with any of the other Nasdaq continued listing standards and requirements or with the investment standards of certain market participants. If our ordinary shares are delisted from the Nasdaq Capital Market, trading in our ordinary shares may be conducted, if available, on the Over the Counter Bulletin Board Service or another medium.

Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give our Board of Directors the required discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business and economic conditions at the time. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

Board of Directors Determination

Our Board of Directors has unanimously recommended that our shareholders authorize a reverse share split of Shares at a ratio not to exceed one-for-four, or to abandon the reverse share split, subject to the determination of our Board. The amendments to the Memorandum and Articles of Association would effect the reverse share split by reducing the number of our issued and outstanding ordinary shares, as well as the number of our authorized but unissued shares, by the ratio to be determined by our Board of Directors, not to exceed one-for-four.

Effects of the Reverse Share Split on Our Shares

A reverse share split will reduce the number of our issued and outstanding ordinary shares and the number of our authorized but unissued ordinary shares into a proportionately fewer number of ordinary shares and will increase the par value of our ordinary shares from NIS 0.01 per share to a proportionally higher nominal value. For example, if our Board of Directors implements a one-for-four reverse share split of our ordinary shares, then a shareholder holding 400 ordinary shares, nominal value NIS 0.01 each, before the reverse share split, would hold 100 ordinary shares, nominal value NIS 0.04 each, after the reverse share split, and the number of our authorized ordinary shares will decrease from 20,000,000 to 5,000,000 ordinary shares and the number of ordinary shares outstanding would decrease from 8,043,380 to approximately 2,010,845 (depending on the rounding up or down of fractional shares as described below). However, each of our shareholders’ proportionate ownership of our issued and outstanding ordinary shares immediately following the effectiveness of the reverse share split would remain the same.

The reverse share split would reduce the number of ordinary shares authorized and available for issuance under our existing option plans and will also affect the outstanding options under such plans and under our outstanding warrants. Generally, such securities include provisions providing for adjustments to the number of ordinary shares underlying such securities and the exercise or conversion price thereof in the event of a reverse share split in order to maintain the same economic effect. For example, if our Board of Directors implements a one-for-four reverse share split, each of the outstanding options to purchase our ordinary shares would represent the right to purchase that number of ordinary shares equal to 25% of the ordinary shares previously covered by the options and the exercise price per share would be four times the previous exercise price.

Risks of a Reverse Share Split

While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if our Board of Directors does effect a reverse share split there can be no assurance that:

•
our ordinary shares will trade at a price in proportion to the reduction in the number of outstanding ordinary shares resulting from the reverse shares split and therefore a reduction to our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) is possible,

•	the reverse share split will result in a per share price high enough to attract and retain employees and strategic partners,

•	the bid price of our ordinary shares after a reverse share split can be maintained at or above $1.00,

•	our ordinary shares will not be delisted from Nasdaq for other reasons,

•	the liquidity of our ordinary shares will not be adversely affected by the reduced number of ordinary shares that would be outstanding after the reverse share split,

•	engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants, or

•
the reverse share split will not result in some shareholders owning “odd-lots” of less than 100 ordinary shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 ordinary shares.

Certain Tax Consequences

Certain U.S. Federal Income Tax Consequences

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the reverse share split to a U.S. holder. For purposes of this discussion, a U.S. holder is a holder of ordinary shares who is:

•	an individual citizen or resident of the United Sates for U.S. federal income tax purposes;

•
a corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any subdivision thereof or the District of Colombia;

•	an estate, the income of which may be included in the gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if, in general, (i) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Unless otherwise specifically indicated, this discussion considers only U.S. holders that will own ordinary shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers; who have elected mark-to-market accounting; who own, directly, indirectly or constructively, 10% or more of our outstanding voting shares; U.S. holders that received ordinary shares as a result of exercising employee stock options or otherwise as compensation; U.S. holders holding ordinary shares as part of a hedging, straddle or conversion transaction; U.S. holders whose functional currency is not the U.S. dollar; non-U.S. holders; real estate investment trusts; regulated investment companies; insurance companies; tax-exempt organizations; financial institutions; grantor trusts; S corporations; certain former citizens or long term residents of the United States; and persons subject to the alternative minimum tax, who may be subject to special rules not discussed below. Additionally, the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws is not discussed.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds ordinary shares, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its consequences.

No gain or loss should be recognized by a U.S. holder upon such U.S. holder’s exchange of pre-reverse share split ordinary shares for post-reverse share split ordinary shares pursuant to the reverse share split. In addition, no cash in lieu of fractional shares will be received by U.S. holders that should result in recognition of gain or loss in connection with the reverse share split. The aggregate tax basis of the post-reverse share split ordinary shares received in the reverse share split will be the same as the U.S. holder’s aggregate tax basis in the pre-reverse share split ordinary shares exchanged therefor. The U.S. holder’s holding period for the post-reverse share split ordinary shares will include the period during which the U.S. holder held the pre-reverse share split ordinary shares surrendered in the reverse share split. A U.S. holder that acquired ordinary shares on different dates and at different prices is urged to consult such holder’s own tax advisor regarding the allocation of the tax basis and holding period of such ordinary shares to the ordinary shares that such holder will receive in the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance and the policy of the Israeli Tax Authority, or ITA, as currently in place, and is for general information only.

Generally, a reverse share split will not be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder, subject to the fulfillment of all of the following terms: (i) the reverse share split shall apply the same conversion ratio for all of the shareholders; (ii) there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; (iii) the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; (iv) the economic value of all of the issued shares shall not be affected by the reverse share split; and (v) the reverse share split shall not result in any change excluding the amount of the issued shares.

As we will implement a rounding up or down mechanism for fractional shares that result from the reverse share split either up or down, to the nearest whole ordinary share, we may apply to the ITA for a ruling that no gain or loss will be recognized with respect to ordinary shares issued as a result of such rounding.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

Mechanics of a Reverse Share Split

If the reverse share split is approved, shareholders will be notified that the reverse share split has been completed.  The mechanics of the reverse share split will differ depending upon whether ordinary shares held are held beneficially in street name or whether they are registered directly in a shareholder’s name.

If a shareholder’s ordinary shares are held in street name, the number of ordinary shares the shareholder holds will automatically be adjusted to reflect the reverse share split. If a shareholder’s ordinary shares are registered directly in the shareholder’s name, the shareholder will receive a transmittal letter offering the shareholder the opportunity to surrender the certificates representing pre-split ordinary shares in exchange for certificates representing post-split ordinary shares.  No new certificates will be issued to the shareholder until the outstanding certificate(s) together with the properly completed and executed letter of transmittal are delivered to our transfer agent, American Stock Transfer & Trust Company. Commencing on the effective date of the reverse share split, each certificate representing pre-reverse share split ordinary shares will be deemed for all purposes to evidence ownership of post-reverse share split ordinary shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO.

Treatment for Fractional Shares

In order to avoid the expense and inconvenience of issuing fractional shares (or payment therefor) in connection with the reverse share split, we intend to round any fractional share that results from the reverse share split to the nearest whole share (half-shares shall be rounded down).

Required Vote

The affirmative vote of 75% of our outstanding ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter is required to approve the reverse share split.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, that the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the ordinary shares at a ratio not to exceed one-for-four as described in the Proxy Statement.

RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split, and if so, to determine the effective date and the ratio of the reverse share split (not to exceed one-for-four), as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the ordinary shares on the Nasdaq Stock Market or could otherwise be beneficial to the Company and its shareholders, based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof.

RESOLVED, that if the reverse share split is effected, to amend Article 4(a) of the Articles of Association of the Company and Section 3 of the Company’s Memorandum of Association, to reflect and comply with the reverse share split.”

The Board of Directors recommends a vote FOR the foregoing resolutions.

III.  APPROVAL OF A BONUS PLAN AND OPTION GRANT TO OUR CEO
(Item 3 on the Proxy Card)

Background

The Companies Law requires that the terms of employment of our Chief Executive Officer be approved by our Compensation Committee, Board of Directors and shareholders, except in the limited circumstances set forth in the Companies Law. Mr. Lior Salansky was appointed as our CEO effective as of January 1, 2015 and his terms of compensation were approved at the extraordinary general meeting of our shareholders held on April 1, 2015. As approved by our shareholders, Mr. Salansky’s base monthly salary is NIS 70,000 (currently approximately $18,000) and he is entitled to twenty-four vacation days and other social benefits and an education fund. Mr. Salansky also receives NIS 10,000 (currently approximately $2,600) per month for car and related expenses. Our shareholders previously approved Mr. Salansky’s bonus plan for fiscal 2015 and the grant to Mr. Salansky of options to acquire 80,000 ordinary shares, which vested on a quarterly basis in four installments and are fully vested as of April 1, 2016 with an exercise price of $1.55 per share.

At the Meeting, we will propose the approval of a bonus plan for fiscal 2016 and an option grant to Mr. Salansky.

General

At meetings of our Compensation Committee held on March 14, 2016 and March 16, 2016 and at our Board of Directors meeting held on March 16, 2016, our Compensation Committee and Board of Directors confirmed that the proposed bonus plan and option grant are in compliance with our Compensation Policy, approved the proposed bonus plan and option grant, concluded that it is for the benefit of the Company and recommended that our shareholders approve these terms of employment of our Chief Executive Officer.

Bonus Plan

The annual bonus will include two components:

•
80% of the annual bonus will be calculated based on the Company’s EBITDA target for 2016, as determined in our budget, or the EBITDA Target. Under this component, Mr. Salansky will be entitled to receive an annual base bonus of $80,000 on reaching the EBITDA Target and will be entitled to a pro rata bonus based on EBITDA within the 50% - 250% range. For example, on reaching 70% of the EBITDA Target Mr. Salansky’s annual bonus under this component will be $56,000, on reaching 200% of the EBITDA Target Mr. Salansky’s annual bonus under this component will be $160,000 and on reaching 270% of the EBITDA Target Mr. Salansky’s aggregate annual bonus will reach the cap for this component of $200,000.

•	20% of the annual bonus, up to $20,000, will be based on our Board’s discretion.

The overall cap for the annual bonus is $220,000 ($200,000 under the EBITDA Target component and $20,000 under the Board discretion component). A partial bonus for a shorter period will be calculated pro-rata.

Option Grant

Mr. Salansky will be granted options to acquire 150,000 ordinary shares having an exercise price per share equal to the closing price per share of our ordinary shares on the NASDAQ Capital Market on the day prior to the date of the Meeting with the following terms:

•	Options to acquire 40,000 ordinary shares will vest on a quarterly basis in twelve installments over a period of three years;

•
Options to acquire 110,000 ordinary shares will vest on a quarterly basis in twelve installments over a period of three years, subject to the Minimum Price Per Share Condition. The Minimum Price Per Share Condition will be fulfilled in the event the closing price of our ordinary shares has either exceeded $1.50 per share for a consecutive period of sixty (60) days or reached or exceeded $2.20 for a consecutive period of five (5) trading days. For example, if the Minimum Price Per Share Condition is fulfilled eighteen months following the grant date of the options, options to acquire 55,000 ordinary shares will immediately vest and the remaining options will vest on a quarterly basis over the next eighteen months. The Minimum Price Per Share Condition will be adjusted in cases of a recapitalization of our share capital, including the reverse share split discussed under Item II above;

•	The options will expire on the tenth anniversary of the date of the Meeting unless earlier terminated pursuant to the terms of our 2003 Israeli Share Option Plan; and

•
The options will immediately vest and become fully exercisable upon the occurrence of a change of control ((i) a merger, share sale or other transaction or series of transactions, resulting in the holdings of all of our shareholders (immediately prior to the execution of the transaction), directly or indirectly, constituting less than 50% of our share capital or the share capital of the absorbing company following the transaction, or (ii) a sale of all or substantially all of our assets).

Required Vote

Pursuant to the Companies Law, the terms of employment of our chief executive officer, whether or not they are in accordance with our Compensation Policy, generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter; provided, however, that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposed resolution or (ii) the total number of shares voted against the proposed resolution by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

As noted above, a “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company.

The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder is a “controlling shareholder” or has a personal interest in the approval of the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of this proposal. For a detailed explanation of the term “personal interest,” see “Required Vote” under Item I above.

In the event this proposal is not approved by our shareholders, our Compensation Committee and Board of Directors may still approve the proposed compensation, or any portions thereof, subject to specific requirements under the Companies Law.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the bonus plan and option grant for the Company’s CEO is approved and that this resolution is for the benefit of the Company.”

The Board of Directors recommends a vote FOR the foregoing resolution.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than April 8, 2016. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than April 15, 2016 by way of issuing a press release and furnishing it on Form 6-K to the SEC.

By Order of the Board of Directors, Alon Mualem Corporate Secretary

Dated: April 1, 2016

EXHIBIT A

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (this “Agreement”) is made as of the 18 day of February, 2016, by and between Mer Telemanagement Solutions Ltd. (the “Company”), a company organized under the laws of the State of Israel, with its principal offices at 14 Hatidhar Street, Ra’anana 4366516, Israel, and the purchasers identified in Schedule 1A, consisting of all of the shareholders of Vexigo as of March 31, 2015 and all of the shareholders of FPSV as of March 31, 2015 (together: “Schedule 1A Purchasers”); and purchasers identified in Schedule 1B, (“Schedule 1B Purchasers”) attached hereto (each a “Purchaser” and together the “Purchasers”).

IN CONSIDERATION of the mutual covenants contained in this Agreement, the parties hereby agree as follows:

SECTION 1.       Authorization of Sale of the Shares.  Subject to the terms and conditions of this Agreement, the Company has authorized the issuance and sale of its ordinary shares, par value NIS 0.01 per share, of the Company (“Ordinary Shares” and the “Shares”), at the Price Per Shares (as defined below), representing an aggregate purchase price for all the Shares of approximately  US$700,000.

SECTION 2.       Agreement to Sell and Purchase the Shares. At the Closing (as defined below), the Company shall, subject to the terms of this Agreement, issue and sell to the Purchasers, and the Purchasers shall buy from the Company, severally and not jointly, upon the terms and conditions hereinafter set forth, the Shares at a price per share equal to the higher of: (1) US $1.00; (2) the closing price of an Ordinary Share on the NASDAQ Capital Market on the trading day prior to the date of the Closing; or (3) the average closing price of an Ordinary Share on the NASDAQ Capital Market during the 30 trading days prior to the date of the Closing (the “Price Per Share” and together for all Shares, the “Purchase Price”).  The aggregate purchase price for such Shares is set forth opposite such Purchaser’s name in Schedule 1A and Schedule 1B hereto.

SECTION 3.       Delivery of the Shares at the Closing.

3.1           The Closing.

(a)          The completion of the purchase and sale of the Shares shall take place at a closing (the “Closing”) to be held at the offices of the Company at 10:00 a.m. local time on May 18, 2016, or at such other time and place and on such other date as the Purchasers and the Company may mutually agree.

(b)           At the Closing:

(i)           The Company shall deliver Schedule 1A Purchasers an installment of US $500,000 on the account of the pre-closing obligation of Vexigo to pay the previously declared dividend to them. Each of Schedule 1A Purchasers shall immediately reinvest the net amount (after tax deduction in accordance with all applicable law) of that installment, estimated collectively at approximately US $400,000, in the Purchase Price, as set forth in Section 2, for the number of Shares being purchased by such Purchaser, to an account designated by the Company;

(ii)          each of Schedule 1B Purchaser shall deliver, in immediately available funds, the Purchase Price, as set forth in Section 2, for the number of Shares being purchased by such Purchaser, by wire transfer to an account designated by the Company;

Within seven Business Days following the Closing, the Company shall deliver to each Purchaser one or more stock certificates for the Shares, registered in the name of such Purchaser, or in such nominee name(s) as designated by such Purchaser in writing, and bearing an appropriate legend referring to the fact that the Shares were sold in reliance upon the exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), provided by Regulation S and Section 4(2) thereof and Rule 506 promulgated thereunder.

(c)           Conditions to Closing. The respective obligations of each party to this Agreement to effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the closing date of the following conditions:

(i)             Company’s Shareholders Approval. The Company Shareholders’ Approval shall have been obtained; and

(ii)            NASDAQ Listing Approval. The Company shall, if determined to be required, have obtained the approval of the NASDAQ Stock Market for the listing.

(iii)           Minimum Investment. Purchasers shall purchase Shares with an aggregate amount of at least US $500,000.

(d)          The obligations of the Company and Purchasers to complete the purchase and sale of the Shares shall be subject to the following condition, any one or more of which may be waived by the Company and the Purchasers:

(i)            no judgment, writ, order, injunction, award or decree of or by any court, or judge, justice or magistrate, including any bankruptcy court or judge, or any order of or by any governmental authority, shall have been issued, and no action or proceeding shall have been instituted by any governmental authority, in each case that is in effect and enjoins or prevents the consummation of the transactions contemplated hereby and there shall be no current stop order or ongoing suspension, of or by the Securities and Exchange Commission (the "Commission") or any other governmental or regulatory body with respect to public trading in the Shares.

(e)          The Company’s obligation to complete the purchase and sale of the Shares and deliver such stock certificates to the Purchasers at the Closing shall be subject to the following conditions, any one or more of which may be waived by the Company:

(i)              receipt by the Company of same-day funds equal to the Purchase Price, as set forth in Section 2, for the Shares being purchased at the Closing;

(ii)            each of the representations and warranties of the Purchasers made herein were accurate as of and when made and shall be accurate as of the date of the Closing; and

(iii)           the fulfillment in all material respects of those undertakings of the Purchasers to be fulfilled at or prior to the Closing.

(f)          The obligations of each Purchaser to accept delivery of such stock certificate(s) at the Closing and to pay for the Shares evidenced thereby shall be subject to the following conditions, any one or more of which may be waived in whole or in part by each of the Purchasers:

(i)	Price Per Share shall not exceed $1.4; and

(ii)	Price Per Share shall not reflect a premium of more than 25% over the closing price of an Ordinary Share on the NASDAQ Capital Market on the trading day prior to the date of the Closing; and

(iii)	each of the representations and warranties of the Company made herein were accurate as of and when made, and shall be accurate as of the date of the Closing; and

(iv)	the fulfillment in all material respects of those undertakings of the Company to be fulfilled at or prior to the Closing; and

(v)
The Company shall have delivered a certificate, executed on behalf of the Company by its Secretary, dated as of the date of the Closing, certifying the resolutions adopted by the Board of Directors of the Company approving the transactions contemplated by this Agreement and the issuance of the Shares (subject to conditions set forth herein) and certifying as to the signatures and authority of persons signing this Agreement and any other related documents on behalf of the Company.

3.2           All Price Per Share information set forth in this Agreement shall be adjusted in the event a reverse split of the Company’s ordinary shares is effected prior to Closing to reflect such reverse split.

SECTION 4.       Representations, Warranties and Covenants of the Company.  The Company hereby represents and warrants to, and covenants with, each Purchaser that:

4.1           Organization and Qualification.  The Company has been duly incorporated and is validly existing under the laws of the State of Israel and the Company is duly qualified to do business as a foreign corporation in each jurisdiction in which qualification is required, except where failure to so qualify would not have a Material Adverse Effect (as defined below).  For the purposes of this Agreement the term “Material Adverse Effect” shall mean a material adverse effect on the condition (financial or otherwise), properties, business or results of operations of the Company and its subsidiaries, taken as a whole other than any effect arising from or relating to (A) general economic conditions, (B) the negotiation, execution, announcement or performance of this Agreement or the consummation of the transactions contemplated hereunder or (C) any change in the Company’s share price or trading volume in and of itself (but not excluding the underlying cause of any such change pursuant to this clause (C)).

4.2           Authorized Capital Stock.  The Company had duly authorized and validly issued 8,043,380 outstanding Ordinary Shares. The issued and outstanding Ordinary Shares of the Company have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance in all material respects with all Israeli, federal and state securities laws, were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and conform in all material respects to the description thereof contained in our filings with the SEC. The company has 723,900 ordinary shares issuable under outstanding options and warrants.  Except as described in this section and except for shares issuable under this Agreement, the Company does not have outstanding any options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of its capital stock or any such options, rights, convertible securities or obligations.

4.3           Issuance, Sale and Delivery of the Shares.  The Shares have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the SEC Documents.

4.4           Due Execution, Delivery and Performance of the Agreements.  The Company has full legal right, corporate power and authority to enter into this Agreement and perform the transactions contemplated hereby.  This Agreement has been duly authorized, executed and delivered by the Company.  This Agreement constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application relating to or affecting the enforcement of creditors’ rights and the application of equitable principles relating to the availability of remedies, may be limited by Israeli, U.S. federal or state securities law or the public policy underlying such laws.

SECTION 5.       Representations, Warranties and Covenants of the Purchasers.  Each Purchaser represents and warrants severally and not jointly to, and covenants with, the Company that:

5.1           Experience.  (i) Each Purchaser is knowledgeable, sophisticated and experienced in financial and business matters, in making, and is qualified to make, decisions with respect to investments in shares representing an investment decision like that involved in the purchase of the Shares, including investments in securities issued by the Company and comparable entities, and each Purchaser has undertaken an independent analysis of the merits and the risks of an investment in the Shares, based on such Purchaser’s own financial circumstances; (ii) each Purchaser has had the opportunity to request, receive, review and consider all information it deems relevant in making an informed decision to purchase the Shares and to ask questions of, and receive answers from, the Company concerning such information; (iii) each Purchaser is acquiring the Shares in the ordinary course of his business and for his own account for investment only and with no present intention of distributing any of such Shares or any arrangement or understanding with any other persons regarding the distribution of such Shares; (iv) each Purchaser will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Shares, nor will each Purchaser engage in any short sale that results in a disposition of any of the Shares by such Purchaser, except in compliance with the Securities Act and the rules and regulations promulgated thereunder and any applicable state securities or “blue sky” laws, including the laws of the State of Israel, if applicable; and (vi) each Purchaser has had an opportunity to discuss this investment with representatives of the Company and ask questions of them.

5.2           Position with and Knowledge of the Company. (i) Each Purchaser is familiar with the business, operations, management, assets and liabilities of the Company and its subsidiaries (including, for the removal of any doubt, the operations of Vexigo), and has had an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms of this Agreement and the condition of the Company and its subsidiaries, and to obtain any other information which the Purchaser requested with respect to the Company, its subsidiaries and the Purchaser’s investment in the Company. (ii) Each Purchaser was provided with confidential information regarding the Company’s financial status as of February 2016.

5.3           Reliance on Exemptions.  Each Purchaser understands that the Shares are being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act, the rules and regulations thereunder and where applicable state securities or “blue sky” laws and that the Company is relying upon the truth and accuracy of, and each Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of each Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of each Purchaser to acquire the Shares.

5.4           Confidentiality.  Each Purchaser agrees to keep confidential all information concerning this private placement.  The Purchasers are prohibited from reproducing or distributing this Agreement or any other offering materials or other information provided by the Company in connection with each Purchaser’s consideration of its investment in the Company, in whole or in part, or divulging or discussing any of their contents, except to its financial, investment or legal advisors in connection with its proposed investment in the Shares.  Further, each Purchaser understands that the existence and nature of all conversations, if any, regarding the Company and this offering must be kept strictly confidential.

5.5           Investment Decision.  Each Purchaser understands that nothing in the Agreement or any other materials presented to the Purchasers in connection with the purchase and sale of the Shares constitutes legal, tax or investment advice.  Each Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with his purchase of the Shares.  The Purchasers are not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or any other general solicitation or general advertisement.

5.6           Risk of Loss.  Each Purchaser understands that its investment in the Shares involves a significant degree of risk, including a risk of total loss of such Purchaser’s investment, and each Purchaser has full cognizance of and understands all of the risk factors related to such Purchaser’s purchase of the Shares, including, but not limited to, those set forth under the caption “Risk Factors” in the 2014 Annual Report.  Each Purchaser understands that the market price of the Company’s Ordinary Shares has been volatile and that no representation is being made as to the future value of the Ordinary Shares.

5.7           Legend.  Each Purchaser understands that, until such time as the Shares may be sold pursuant to Rule 144 under the Securities Act without any restriction as to the number of securities as of a particular date that can then be immediately sold, the Shares will bear a restrictive legend in substantially the following form:

“THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION.  THE SHARES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.”

5.8           Stop Transfer.  The certificates representing the Shares will be subject to a stop transfer order with the Company’s transfer agent.

5.9           Residency.  Each Purchaser resides in and is a citizen of the State of Israel, except for AML Carolina LLC.

5.10         Short Sales.  Since the time each Purchaser first learned  about the offering of the Shares and the transaction contemplated hereby, each such Purchaser has not taken, and prior to the public announcement of the transaction to be made after the Closing each such Purchaser shall not take, any action that has caused or will cause such Purchaser to have, directly or indirectly, sold or agreed to sell any of the Company’s Ordinary Shares, effected any short sale, whether or not against the box, established any “put equivalent position” (as defined in Rule 16a-1(h) under the Exchange Act) with respect to the Ordinary Shares, granted any other right (including, without limitation, any put or call option) with respect to the Ordinary Shares or with respect to any security that includes, relates to or derived any significant part of its value from the Ordinary Shares.

5.11           Disclosure.  Each Purchaser acknowledges and agrees that the Company does not make nor has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4.

SECTION 6.       Notices:  All notices, requests, consents and other communications hereunder shall be in writing, shall be mailed by first-class registered or certified airmail, e-mail, confirmed facsimile or nationally recognized overnight express courier postage prepaid, and shall be deemed given on the earliest of (a) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth below prior to 5:00 p.m. (Israel time) on a Trading Day, (b) two Trading Days after the date of transmission, if such notice or communication is delivered via facsimile with confirmation of receipt at the facsimile number set forth on the signature pages attached hereto on a day that is not a Trading Day or later than 5:00 p.m. (Israel time) on any Trading Day, (c) the second Trading Day following the date of mailing (fifth Trading Day if sent internationally), if sent by a nationally recognized overnight courier service in the United States, or (d) upon actual receipt by the party to whom such notice is required to be given, and shall be delivered as addressed as follows:

if to the Purchasers: to the addresses set forth on Schedule 1A, Schedule 1B if to the Company:

Mer Telemanagement Solutions Ltd. 14 Hatidhar Street Ra’anana 4366516, Israel Attn: Alon Mualem, Chief Financial Officer

or such other address with respect to a party as such party shall notify each other party in writing as above provided.

SECTION 7.       Changes.  This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and the Purchasers.

SECTION 8.       Headings.  The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be part of this Agreement.

SECTION 9.       Severability.  In case any provision contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

SECTION 10.     Governing Law; Jurisdiction.  This Agreement is to be construed in accordance with and governed by the laws of the State of Israel (without regard to conflict of law principles).  Each of the parties hereto submits to the exclusive jurisdiction of the competent court in Israel for purposes of all legal proceedings arising out of or relating to this Agreement and the transactions contemplated hereby.

SECTION 11.     Counterparts.  This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute but one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.  Facsimile signatures shall be deemed original signatures.

SECTION 12.     Entire Agreement.  This Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters.  Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

SECTION 13.     Fees and Expenses.  Except as set forth herein, each party hereto shall pay its respective fees and expenses related to the transactions contemplated by this Agreement.

SECTION 14.     Further Assurances.  Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurance as may be reasonably requested by any other party to evidence and reflect the transactions described herein and contemplated hereby and to carry into effect the intents and purposes of this Agreement.

SECTION 15.     Construction. (a) For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)           The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.  The term “Business Day” means any day other than Saturday or other day on which commercial banks in Tel Aviv, Israel are authorized or required by law to remain closed.  The term “Trading Day” means any day on which the Company’s Ordinary Shares are traded on the NASDAQ Capital Market, or, if the NASDAQ Capital Market is not the principal trading market for the Company’s Ordinary Shares, then on the principal securities exchange or securities market on which the Ordinary Shares are then traded.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the day and year first above written.

_____________________________ Kobi Ram	__________________________________ Amit Reshef
__________________________________ Yechezkel Lapid	_______________________________ Adi Orzel
__________________________________ Tzvika Friedman	_______________________________ Tamar Abraham
Translight Ltd. By: _______________________________ Name: Title:	____________________________ David Sussan
AML Carolina LLC By: _______________________________ Name: Title:	Yossi Levi Family Assets (R.D.Y) Ltd. By: _______________________________ Name: Title:
Boaz Lavi Family Assets Ltd. By: _______________________________ Name: Title:	____________________________________ Haim Mer
____________________________________ Roger Challen	____________________________________ Lior Salansky

SCHEDULE 1A

Name	Aggregate Purchase Price (US$) (Estimated, subject to tax withheld)
Kobi Ram	55,993
Amit Reshef	55,993
Yechezkel Lapid	17,763
Adi Orzel	17,910
Tzvika Friedman	69,332
Tamar Avraham	12,584
David Susan	69,332
Translight Ltd.	12,661
AML Carolina LLC	19,453
Yossi Levi Family Assets (R.D.Y) Ltd	34,666
Boaz Lavi Family Assets Ltd.	34,666

SCHEDULE 1B

Name and Address	Aggregate Purchase Price (US$)
Haim Mer	100,000
Roger Challen	100,000
Lior Salansky	100,000

Total	300,000